Quri Vodka Inc.



ANNUAL REPORT

11321 NEWPORT BAY DR

BERLIN, MD 21811

(443) 798-0133

https://www.qurivodka.com/

This Annual Report is dated May 27, 2022.

BUSINESS

At QURI Vodka, Inc., our vision is to show the world our beloved country of Perú. Through our Premium Quinoa Vodka, our mission is to deepen our clients' love of adventure and desire to connect with a people and culture very different from their own. We will bring the world's most unique vodka from the most unique place in South America to the American Cocktail. The QURI vodka brand is fully developed with an award winning spirit and production underway, ready to enter the US market. We expect that QURI vodka will enter the U.S. market in 2021. We will begin developing revenue through digital online sales. Once our online revenue stream is developed, we intend to enter into retail, restaurant and bar outlets. While working to become an American household name we will strive to make the world a better place by supporting local Andean communities and cultivating a love of things that are different.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $80.00

Number of Securities Sold: 8,000,000

Use of proceeds: General Operations

Date: July 17, 2020

Offering exemption relied upon: Founder stock issuance

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021

The following discussion is based on our reviewed, but not financially audited operating data.

Revenue 7,128.05

Cost of sales 2,603.29

Gross profit 4,524.76

Expenses

Operating Expenses 52,607.49

General and administrative $2,485.51

Sales and Marketing $1,689.96

Total Operating expenses $52,607.49

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $23,862.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Jonathan Tourgee

Amount Owed: $67,801.18

Interest Rate: 5.0%

Maturity Date: October 20, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jonathan Tourgee

Jonathan Tourgee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO)

Dates of Service: July 08, 2020 - Present

Responsibilities: To manage and oversee all company business. This includes but is not limited to managing supply chain logistics, managing marketing efforts, investor relationships and developing business opportunities. Jonathan's Salary will be $50,000 for the first year starting January 1, 2021.

Position: Director

Dates of Service: July 08, 2020 - Present

Responsibilities: Determines the Company's strategic objectives and policies. Monitors progress towards achieving the Company's objectives and policies.

Other business experience in the past three years:

Employer: Tourgee and Associates Inc.

Title: Chemical Process Engineer

Dates of Service: October 01, 2016 - Present

Responsibilities: Develop, design(engineer), and manage the chemical manufacturing process. This is part-time work only when they need extra help. It averages to less than 8 hours per month.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jonathan Edward Tourgee

Amount and nature of Beneficial ownership: 8,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Boozios Liquors SAC (Perú)

Names of 20% owners: Jonathan Edward Tourgee

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Producer of finished Product, Quri Vodka.

Material Terms: Boozios Liquors SAC, produces the liquid Quri Vodka, bottles, packs and palletizes the finished product. Quri Vodka Inc. is financially responsible for the purchase and shipment of bottles and tops. Boozios Liquors SAC is financially responsible for the purchase of all materials necessary for production of the liquid, the cost of the production of the liquid, purchase of cardboard cases and palletization costs. Quri Vodka Inc. will be responsible for the finished product ex works (meaning once the finished product leaves the Boozios Liquors SAC facility), including but not limited to transport to sea shipping center, sea transportation, importation and warehousing at final destination. For the before mentioned services Boozios Liquors SAC will charge Quri Vodka Inc. a nominal fee per case (subject to change, with fluctuations in supply, production costs and foreign monetary exchange rates).

Name of Entity: Jonathan Tourgee

Relationship to Company: Director

Nature / amount of interest in the transaction: 5.0% per annum

Material Terms: Jonathan promises to loan $67,801.18 to the Corporation. The loan is repayable in full on October 20 June 2025. The loan bears an interest rate of 5.0% per annum.

OUR SECURITIES

Common Stock

The amount of security authorized is 25,000,000 with a total of 8,747,906 issued.

Voting Rights

1 vote per share

Material Rights

2,000,000 shares are authorized yet remain unissued and reserved for future employee options. These is not included in the 8,747,906 shares outstanding.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $106,999.90 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our brand value. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be a commercialized product. It is possible that the failure to release our product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

If we are able to commercialize our products, our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Quri Vodka Inc. was formed on 07/08/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Quri Vodka Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will ever be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, no customers, and no revenue. If you are investing in this company, it's because you think that Quri Vodka is a good idea, that the team will be able to commercially produce, and sell our product, that we can price it right and sell it to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our trademarks unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

An increase in alcoholic beverage excise taxes could adversely affect financial results.

The federal government and all of the states levy excise taxes on alcoholic beverages. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. If federal or state excise taxes are increased, the Company may need to increase its selling price to maintain its current projected margins, which may or may not be accepted by our customers.

Fluctuations in global markets could affect our business.

We rely on international trade to conduct our business. Changes in, but not limited too, shipping costs, international tariffs, and currency fluctuations could impact our business. If these events or others occur the Company may need to increase its selling price to maintain its current projected margins, which may or may not be accepted by our customers.

If our brand does not achieve widespread consumer acceptance, our growth may be limited.

Our brand is early in its growth cycle and has not yet achieved extensive brand recognition.

Accordingly, if consumers do not accept our brand, we will not be able to penetrate our markets and our growth may be limited.

Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business.

Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins.

Our business is subject to extensive regulation. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol and our other products. We are required to comply with these regulations and to maintain various permits and licenses. With respect to our alcoholic beverages, we are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of beverage alcohol products is subject to extensive taxation. An, including, but not limited to, import taxes. The increase in taxation could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Risks of Borrowing.

We currently have an outstanding loan due to our founder in the amount of $27,516. We may, in the future, have to seek loans from financial institutions or other Individuals in the future. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility, and may require us to provide a security interest in our assets. The inability to pay of these obligations could have a material adverse effect.

The subscription agreement includes an exclusive venue provision.

Our Certificate of Incorporation includes a forum selection provision that requires any claim against us to be brought in a court of competent jurisdiction in the State of Delaware. This forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims, as investors may be compelled to travel to Delaware to prosecute or defend any claims involving us.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 27, 2022.

Quri Vodka Inc.

By /s/ *Jonathan Tourgee*

    Name: Quri Vodka Inc.

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Certification

I, Jonathan Tourgee, Chief Executive Officer of Quri Vodka Inc., hereby certify that the financial statements of Quri Vodka Inc., included in this Report are true and complete in all material respects.

_____

Chief Executive Officer



Quri Vodka Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Park Street	13,891.18
WF Checking	9,970.47
Total Bank Accounts	**$23,861.65**
Accounts Receivable	
Accounts Receivable (A/R)	5,567.58
Total Accounts Receivable	**$5,567.58**
Other Current Assets	
Inventory	
Freight (Inbound & DI)	-11,281.79
Inventory Supplies	28,474.38
Total Inventory	**17,192.59**
Inventory Asset	38,075.16
Total Other Current Assets	**$55,267.75**
Total Current Assets	**$84,696.98**
TOTAL ASSETS	**$84,696.98**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	12,280.63
Total Accounts Payable	**$12,280.63**
Other Current Liabilities	
Accrued Expenses	905.22
Total Other Current Liabilities	**$905.22**
Total Current Liabilities	**$13,185.85**
Long-Term Liabilities	
Shareholder Loan	65,516.41
Shareholder Loan Interest Payable	2,284.77
Total Long-Term Liabilities	**$67,801.18**
Total Liabilities	**$80,987.03**
Equity	
Common Stock	80.00
Contributed Capital	122,882.08
Retained Earnings	-13,532.10



Quri Vodka Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
Net Income	-105,720.03
Total Equity	$3,709.95
TOTAL LIABILITIES AND EQUITY	**$84,696.98**



Quri Vodka Inc.

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales of Product Income	7,128.05
Total Income	**$7,128.05**
Cost of Goods Sold	
Cost of Goods Sold	
Inventory- COGS	2,603.29
Total Cost of Goods Sold	**2,603.29**
Total Cost of Goods Sold	**$2,603.29**
GROSS PROFIT	**$4,524.76**
Expenses	
1099-NEC	
Sales & Distribution Manager	15,000.00
Sales Rep	3,000.00
Total 1099-NEC	**18,000.00**
Advertising & Marketing	
Facebook Advertising	273.13
Marketing-Other	157.15
Samples	1,259.68
Total Advertising & Marketing	**1,689.96**
Bank Charges & Fees	866.50
General & Administrative Expense	
Education/Training	72.81
Selling Expense- Software	2,412.70
Total General & Administrative Expense	**2,485.51**
Insurance	
General & Liquor Insurance	369.64
Total Insurance	**369.64**
Interest Paid	2,013.38
Legal & Professional Services	14,250.00
Logistics	
Shipping	155.96
Shipping Materials	33.61
Total Shipping	**189.57**
Storage	905.22
U.S. Customs Fees	110.16
Total Logistics	**1,204.95**
Meals & Entertainment	13.48



Quri Vodka Inc.

Profit and Loss
January - December 2021

	TOTAL
Office Supplies & Software	532.85
Other Business Expenses	6.35
Park Street Case Fee Expense	6,686.29
Misc Logistic Expense	27.52
Storage Insurance	83.70
Total Park Street Case Fee Expense	6,797.51
Product Research & Development	1,338.50
Software Subscriptions	671.65
Taxes & Duties	
State Excise Taxes	57.98
Total Taxes & Duties	57.98
Taxes & Licenses	550.00
Travel	1,560.54
Fuel	198.69
Total Travel	1,759.23
Total Expenses	$52,607.49
NET OPERATING INCOME	$ -48,082.73
Other Expenses	
Licensing & Compliance	
Brand Registrations Fees	30.00
Misc Compliance	395.00
Total Licensing & Compliance	425.00
Marketing/Investor	32,409.00
Facebook Advertising	20,812.85
Google Advertising	857.67
LinkedIn Advertising	995.74
Marketing-Other	100.00
Other Digital Marketing	2,037.04
Total Marketing/Investor	57,212.30
Total Other Expenses	$57,637.30
NET OTHER INCOME	$ -57,637.30
NET INCOME	$ -105,720.03

CERTIFICATION

I, Jonathan Tourgee, Principal Executive Officer of Quri Vodka Inc., hereby certify that the financial statements of Quri Vodka Inc. included in this Report are true and complete in all material respects.

Jonathan Tourgee

CEO